UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)

and Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Noah Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0005 Per Share1

(Title of Class of Securities)

65487X1022

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Not for trading; two American depositary shares represent one ordinary share.
[2]	This CUSIP number applies to the Issuer’s American depositary shares.

SCHEDULE 13G

1	NAME OF REPORTING PERSONS Chia-Yue Chang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China (Taiwan)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,136,942 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,136,942 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,942 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%[3]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Based on 28,071,538 ordinary shares outstanding as of December 31, 2015

SCHEDULE 13G

1	NAME OF REPORTING PERSONS Jia Investment Co., Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,136,942 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,136,942 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,942 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%[4]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[4]	Based on 28,071,538 ordinary shares outstanding as of December 31, 2015

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Noah Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082,

The People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Chia-Yue Chang

Jia Investment Co., Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

For Chia-Yue Chang:

Building 2, 1687 Changyang Road, Yangpu District, Shanghai, P.R. China, 200090

For Jia Investment Co., Ltd.:

c/o Chia-Yue Chang

Building 2, 1687 Changyang Road, Yangpu District, Shanghai, P.R. China, 200090

(c)	Citizenship:

Ms. Chia-Yue Chang is a citizen of Republic of China (Taiwan).

Jia Investment Co., Ltd. is a British Virgin Islands company.

(d)	Title of Class of Securities:

Ordinary shares, Par Value US$0.0005 Per Share

(e)	CUSIP Number:

65487X102.

This CUSIP number applies to the issuer’s American depositary shares; Two American depositary shares represent one ordinary share.

SCHEDULE 13G

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Jia Investment Co., Ltd. is the record owner of 2,136,942 ordinary shares of the Issuer. Jia Investment Co., Ltd. is wholly owned and controlled by Ms. Chia-Yue Chang.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Jia Investment Co., Ltd.

By:	/s/ Chia-Yue Chang
Name: Chia-Yue Chang Title: Director

Chia-Yue Chang

By:	/s/ Chia-Yue Chang
Name: Chia-Yue Chang

LIST OF EXHIBITS

Exhibit No.	Description

A*	Joint Filing Agreement, dated February 13, 2012, by and among Jia Investment Co., Ltd. and Chia-Yue Chang

*	previously filed